

June 28, 2024

David Quek Yong Qi
Chief Executive Officer
Cuprina Holdings (Cayman) Limited
Blk 1090 Lower Delta Road #06-08
Singapore 169201

> **Re: Cuprina Holdings (Cayman) Limited**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed June 20, 2024**
> **File No. 333-277731**

Dear David Quek Yong Qi:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1

General

1. We continue to consider your analysis regarding Securities Act Rules Compliance and Disclosure Interpretation 612.09. In that regard, we note your disclosure at page II-1 that the shareholders received the shares that they seek to resell in consideration for ordinary shares of Cuprina Holdings (BVI) Limited. Please explain the circumstances surrounding their receipt of the shares of Cuprina Holdings (BVI) Limited, including, but not limited to, the timing of the issuance and any consideration provided and, in light of your disclosure at page F-23, the terms of any share subscriptions. Please also clarify whether these shareholders held any shares in Cuprina Holding Pte. Ltd. before the reorganization and, if so, describe the circumstances surrounding the issuance of those shares.

   Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Alan Campbell at 202-551-4224 with any other questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Mathew Lewis, Esq.